MEDIANET GROUP TECHNOLOGIES, INC.

5200 Town Center Circle, Suite 601

Boca Raton, FL 33486

(561) 417-1500

February 21, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010

Filed March 30, 2011

Current Report on Form 8-K

Filed March 2, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2010

Filed March 30, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 15, 2011

File No. 000-49801

Dear Mr. Mew:

We are adding a second response to the staff’s February 7, 2012 comment letter (the “Letter”) in order to clarify and expand upon our first response dated February 14, 2012. For the staff’s reference, we have included each comment in the Letter followed by our response.

2. We reissue prior comment 3 of our letter dated January 6, 2012. Please revise your disclosure in future filings under Item 12 to clarify Mr. Hansen has the full right to vote and dispose of shares consistent with your response.

Response:

We did disclose under Item 12 on page 52 of our Form 10-K for the year ended September 30, 2011 the following statement:

“(2)           Includes 214,178,946 shares of Common Stock held directly by Zen Trust.  During the period in which the Zen Trust holds these shares, Mr. Hansen is expected to have the right to vote, but not the right to dispose of, these shares.”

However, that disclosure will be corrected in future filings to indicate that he has the right to vote the shares in the Zen Trust as follows:

“(2)           Includes 214,178,946 shares of Common Stock held directly by Zen Trust.  During the period in which the Zen Trust holds these shares, Mr. Hansen has the right to vote, but not the right to dispose of, these shares.”

We will continue to make this disclosure in future filings through March 31, 2012 after which date the Trust will have terminated and Mr. Hansen will no longer exercise any control over those shares that had been owned by Zen Holdings, Ltd. prior to the Trust grant.

* * * * *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski

Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney Leslie J. Croland, P.A.